

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via E-mail
Jill Green, Esq.
Associate General Counsel
Transocean Ltd.
10 Chemin de Blandonnet
Geneva, Switzerland CH-1214

> **Re:** **Transocean Ltd.**
> **Response Letter dated April 23, 2013**
> **Definitive Additional Materials**
> **Filed April 19, 2013**
> **File No. 0-53533**

Dear Ms. Green:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Material

General

1.  Under the "Legal Disclaimers, Third Party Information" on the website www.transoceanvalue.com, we note the disclosure that "Transocean has not assisted in the preparation of the third party information, cannot guarantee the accuracy... of third party information…." We refer to Rule 14a-9 and remind you that you are responsible for the accuracy of the disclosure made in your soliciting materials. Accordingly, please revise to remove the disclaimer.

Progress; Operational Improvement

2. We note your response to comment two in our letter dated April 19, 2013; however, the statement regarding "improved adjusted earnings per share from operations by ~160%" appears in the definitive additional materials filed on April 19 and continues to appear on the website www.transoceanvalue.com. Please revise your website and refile the soliciting material to describe the basis for the estimated value by disclosing the adjusted earnings per share from operations for each period.

Icahn's Misguided Agenda

3. We note your responses to comments three through seven in our letter dated April 19, 2013; however, we reissue our comments. Please revise the slides, which appear on the website www.transoceanvalue.com and refile the soliciting materials with the revised disclosure. We may have further comment.

Please contact me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions